UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
PACIRA BIOSCIENCES, INC.
(Name of Subject Company)
PEACH PURCHASER SUB INC.
(Offeror)
A Wholly Owned Subsidiary of
VIATRIS INC.
(Parent of Offeror)
COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

695127100
(CUSIP Number of Class of Securities)
Matthew J. Maletta
Chief Legal Officer
Viatris Inc.
1000 Mylan Boulevard
Canonsburg, Pennsylvania 15317
(724) 514-1800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
with copies to:
Mark I. Greene
Aaron M. Gruber
Andrew M. Wark
Cravath, Swaine & Moore LLP
Two Manhattan West
375 Ninth Avenue
New York, NY 10001
(212) 474-1000
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Peach Purchaser Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Viatris Inc., a Delaware corporation (“Viatris”), for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Pacira BioSciences, Inc., a Delaware corporation (“Pacira”), for $36.50 per Share, to the seller thereof in cash, net of applicable withholding taxes and without interest, on the terms and subject to the conditions set forth in the Offer to Purchase dated October 30, 2026 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached hereto as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively.
All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
The Agreement and Plan of Merger, dated October 8, 2026 (as it may be amended from time to time, the “Merger Agreement”), by and among Pacira, Viatris and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.
Item 1.	Summary Term Sheet.
The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2.	Subject Company Information.
(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Pacira BioSciences, Inc., a Delaware corporation. Pacira’s principal executive offices are located at 2000 Sierra Point Parkway, Suite 900, Brisbane, California 94005. Pacira’s telephone number at such address is (650) 242-8052.
(b) This Schedule TO relates to all outstanding Shares. Pacira has advised Viatris and Purchaser that, as of October 23, 2026, 39,957,678 Shares were issued and outstanding (excluding 9,018,591 Shares held in treasury by Pacira as of such date); 5,870,185 Shares were subject to issuance pursuant to outstanding options to purchase Shares granted by Pacira pursuant to its 2011 Stock Incentive Plan (the “Pacira Equity Plan”) or Pacira’s 2014 Inducement Plan (the “Pacira Inducement Plan”); 4,463,236 Shares were subject to, or otherwise deliverable in connection with, outstanding restricted stock unit awards granted pursuant to the Pacira Equity Plan or the Pacira Inducement Plan; 198,257 and 495,641 Shares were subject to, or otherwise deliverable in connection with, outstanding performance share unit awards granted pursuant to the Pacira Equity Plan (“Pacira PSUs”), assuming target and maximum level of performance under such Pacira PSUs, respectively; 2,328,419 Shares were reserved for future issuance under the Pacira Equity Plan; 737,772 Shares were reserved for future issuance under the Pacira Inducement Plan; 869,062 Shares were reserved for future issuance under Pacira’s 2014 Employee Stock Purchase Plan; and 9,628,260 Shares were reserved for future issuance upon conversion of Pacira’s 2.125% Convertible Senior Notes due 2029.
(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.
Item 3.	Identity and Background of Filing Person.
(a) - (c) This Schedule TO is filed by Viatris Inc., a Delaware corporation, and Peach Purchaser Sub Inc., a Delaware corporation and a wholly owned subsidiary of Viatris. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Viatris and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4.	Terms of the Transaction.
(a) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(a) - (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “Certain Information Concerning Viatris and Purchaser”, “Background of the Offer; Past Contacts or Negotiations with Pacira”, “The Transaction Agreements” and “Purpose of the Offer; Plans for Pacira” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.
(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction” and “Purpose of the Offer; Plans for Pacira” is incorporated herein by reference.
(c) (1)-(7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “Background of the Offer; Past Contacts or Negotiations with Pacira”, “The Transaction Agreements”, “Purpose of the Offer; Plans for Pacira”, “Certain Effects of the Offer” and “Dividends and Distributions” is incorporated herein by reference.
Item 7.	Source and Amount of Funds or Other Consideration.
(a) and (d) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Source and Amount of Funds” is incorporated herein by reference.
(b) The Offer is not subject to a financing condition.
Item 8.	Interest in Securities of the Subject Company.
(a) and (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Certain Information Concerning Viatris and Purchaser”, “Purpose of the Offer; Plans for Pacira” and “The Transaction Agreements” is incorporated herein by reference.
Item 9.	Persons/Assets Retained, Employed, Compensated or Used.
(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Procedures for Accepting the Offer and Tendering Shares”, “Background of the Offer; Past Contacts or Negotiations with Pacira”, “The Transaction Agreements” and “Fees and Expenses” is incorporated herein by reference.
Item 10.	Financial Statements.
Not applicable.
Item 11.	Additional Information.
(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Viatris and Purchaser”, “Background of the Offer; Past Contacts or Negotiations with Pacira”, “Purpose of the Offer; Plans for Pacira” and “The Transaction Agreements” is incorporated herein by reference.
(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Purpose of the Offer; Plans for Pacira”, “Conditions to the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Conditions to the Offer”, “The Transaction Agreements” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(a)(4) The information set forth in the section of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.
(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated October 30, 2026.*
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Joint Press Release, dated October 8, 2026, issued by Viatris and Pacira, incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by Viatris on October 8, 2026.
(a)(5)(B)	Investor Presentation, dated October 8, 2026, prepared by Viatris, incorporated herein by reference to Exhibit 99.2 to the Form 8-K filed by Viatris on October 8, 2026.
(a)(5)(C)	Social media posts made on October 8, 2026, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Viatris on October 8, 2026.
(a)(5)(D)	Press Release, dated October 30, 2026, issued by Viatris.*
(d)(1)	Agreement and Plan of Merger, dated October 8, 2026, by and among Viatris, Purchaser and Pacira, incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Viatris on October 8, 2026.
(d)(2)	Confidentiality Agreement, dated August 10, 2026, by and between Pacira and Viatris.*
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table*

*	Filed herewith.
Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIATRIS INC.
By
/s/ Paul Campbell
	Name:	Paul Campbell
	Title:	Interim Chief Financial Officer, Chief Accounting Officer & Corporate Controller
	Date:	October 30, 2026

PEACH PURCHASER SUB INC.
By
/s/ Michael Rainerman
	Name:	Michael Rainerman
	Title:	President
	Date:	October 30, 2026

[Signature Page to Schedule TO-T]